CONTINENTAL MINERALS CORPORATION SIX MONTHS ENDED JUNE 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

CONTINENTAL MINERALS CORPORATION SIX MONTHS ENDED JUNE 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1         Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited financial statements of Continental Minerals Corporation ("Continental", or the "Company") for the six months ended June 30, 2004.

This MD&A is prepared as of August 28, 2004. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

1.2         Overview

Continental Minerals Corporation ("Continental", or the "Company") is engaged in the business of acquiring and exploring natural resource properties.

In February 2004, Continental signed an interim option agreement with China NetTV Holdings Inc. ("ChinaNet"), whereby Continental would be able to have the right to earn a 60% interest in ChinaNet's Xietongmen Gold-Copper Property ("the Property") in Tibet, People's Republic of China ("PRC"). Pursuant to that option agreement, Continental would earn a 50% interest in the Property by paying a total of US$2,000,000 and incurring expenditures on the Property totalling US$5,000,000 over a 24-month period. Continental would acquire an additional 10% interest by spending a further US$3,000,000 on the Property. Upon Continental earning its interest, the two companies would pursue development of the Property on a joint venture basis. The interim agreement is expected to be superseded by a formal agreement under the laws of PRC, the negotiation of which is currently in progress.

The 1,290-hectare Xietongmen Property is located in an area of moderate to gentle relief, approximately 240 kilometres southwest of Lhasa, Tibet. A highway and hydroelectric transmission line traverse the southern edge of the property.

The grade and continuity of mineralization discovered at Xietongmen demonstrates that the property has potential to host a large porphyry-like gold-copper deposit that is amenable to open pit mining. Widespread, porphyry-like gold and copper mineralization occurs in altered intermediate volcanic and related intrusive rocks, lying adjacent to an altered diorite porphyry stock. A 150-500 metre wide, northwest trending, gossanous alteration zone has been traced over a length of 1,500 metres by geochemical surveys, geological mapping and test pit excavation. Sulphide mineralization within the zone averages about 5%, including pyrite, pyrrhotite, chalcopyrite, sphalerite, with minor galena and traces of molybdenite.

CONTINENTAL MINERALS CORPORATION SIX MONTHS ENDED JUNE 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

Continental personnel carried out project orientation and preliminary socio-economic work in May 2004. Surface geological mapping was also done to refine targets for diamond drilling, however, the proposed drilling program has been deferred until after property negotiations are finalized and preliminary approval of a joint venture agreement has been received from local PRC authorities in Tibet.

Continental continues to negotiate with ChinaNet and its parent PRC corporation, Hong Lu Investment Holdings Co., Ltd., with a view to finalizing a businesses and legal structure which reflects the principal economic terms of the February 2004 Option. Continental remains optimistic that the revised agreement(s) will be entered into in 2004 although there can be no assurance given at this time that satisfactory formal agreement(s) will be reached nor that if they are reached, that the required PRC government approvals will be obtained for them.

Market Trends

Gold prices improved significantly in 2003, averaging about US$364/oz for the year. The upward trend has continued in 2004, although the price has been more volatile in the past quarter. The average gold price in the first six months of 2004 is approximately US$400/oz. The copper price has also increased, averaging US$0.81/lb in 2003 and approximately US$1.25/lb to date in 2004.

CONTINENTAL MINERALS CORPORATION SIX MONTHS ENDED JUNE 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3         Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in Canadian dollars except common shares outstanding.

	As at	As at	As at
	December 31	December 31	December 31
Balance Sheet	2003	2002	2001
Current assets	$2,980,415	$231,972	$283,967
Other assets	1	1	1
Total assets	2,980,416	231,973	283,968

Current liabilities	169,290	19,123	38,088
Shareholders' equity	2,811,126	212,850	245,880
Total shareholders' equity & liabilities	2,980,416	231,973	283,968

Working capital	2,811,125	212,849	245,879

	Year ended	Year ended	Year ended
	December 31	December 31	December 31
Operations	2003	2002	2001
Corporation capital tax	$ –	$12,426	$11,120
Exploration	–	–	–
Interest (income)	(5,754)	6,250	91,067
Legal, accounting and audit	25,478	49,046	111,738
Office and administration	164,928	74,055	170,509
Shareholder communications	14,701	33,559	50,027
Stock-based compensation	352,854	–	–
Trust and filing	46,018	47,527	31,979
Write off of mineral property interests	–	–	249,353
Loss for the period	598,225	222,863	715,793

Basic and diluted loss per share	$(0.03)	$(0.01)	$(0.16)

Weighted average number of common shares	20,906,714	18,882,378	4,475,788
outstanding

CONTINENTAL MINERALS CORPORATION SIX MONTHS ENDED JUNE 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4         Results of Operations

Expenses, excluding stock-based compensation, increased to $435,228 in the second fiscal quarter of 2004 from $182,900 in the last quarter and $77,162 in the second quarter of fiscal 2003. The increase was primarily due to exploration expenditures on the Xietongmen property, which included geological wages ($115,380), travel costs ($30,472), analyses of samples ($7,851), and ancillary expenses (site activities - $33,319) related to the examination of the property and the development of a technical report on the project. Expenditures are higher in the second quarter than in the second quarter of fiscal 2003 because the Company had no exploration property in fiscal 2003.

The main administrative costs during the quarter were for salaries, office and administration, and legal, accounting and audit fees, associated with negotiations related to the Xietongmen property. Salaries, office and administration costs increased to $138,570 compared to $40,141 in the second quarter of fiscal 2003. Legal, accounting and audit expenses increased to $83,741, compared to $8,819 in the second quarter of fiscal 2003 as a result of this increased activity in the Company.

Stock-based compensation of $674,930 was charged to operations during the second quarter of 2004, compared to $732,225 in the first quarter of 2004 and $nil in the second quarter of 2003. The decrease in stock-based compensation expense is related to the decreased stock price of the Company during the quarter. Stock price is a major component of the value of stock-based compensation for unvested grants to non-employees.

CONTINENTAL MINERALS CORPORATION SIX MONTHS ENDED JUNE 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5         Summary of Quarterly Results

The following summary is presented in Canadian dollars except common shares outstanding.

	Jun 30,	Mar 31,	Dec 31,	Sep 30,	Jun 30,	Mar 31,	Dec 31,	Sep 30,
	2004	2004	2003	2003	2003	2003	2002	2002
Current assets	9,121,696	2,923,826	2,980,415	350,060	414,736	488,746	231,972	273,734
Other assets	1	1	1	1	1	1	1	1
Total assets	9,121,697	2,923,827	2,980,416	350,061	414,737	488,747	231,973	273,735

Current liabilities	6,340,866	120,601	169,290	8,913	24,478	21,326	19,123	17,996
Shareholders' equity	2,780,831	2,803,226	2,811,126	341,148	390,259	467,421	212,850	255,739
Total shareholders'
equity and liabilities	9,121,697	2,923,827	2,980,416	350,061	414,737	488,747	231,973	273,735

Working capital	2,780,830	2,803,225	2,811,125	341,117	390,258	467,420	212,849	255,738

Expenses:
Exploration	193,522	90,041	–	–	–	–	–	–
Interest (income)	(14,408)	(17,756)	(2,779)	(1,093)	(383)	(1,499)	7,879	(636)
Legal, accounting and
audit	83,741	46,182	10,602	4,865	8,819	1,192	10,969	23,032
Office and
administration	138,570	53,134	76,094	39,577	40,141	9,116	6,663	13,847
Shareholder
communications	18,208	4,328	233	2,819	11,615	34	15,621	10,377
Trust and filing	15,595	6,971	15,548	2,943	16,970	10,557	1,757	5,949
Subtotal	435,228	182,900	99,698	49,111	77,162	19,400	42,889	52,569
Stock-based
compensation	674,930	732,225	352,854	–	–	–	–	–
Loss for the period	1,110,158	915,125	452,552	49,111	77,162	19,400	42,889	52,569

Basic and diluted loss per
share	$(0.04)	$(0.03)	$(0.02)	$(0.00)	$(0.00)	$(0.00)	$(0.00)	$(0.00)

Weighted average number
of common shares
outstanding (thousands)	29,533	27,107	20,907	20,876	20,833	20,702	18,882	18,291

CONTINENTAL MINERALS CORPORATION SIX MONTHS ENDED JUNE 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.6         Liquidity

Historically the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants and options. The Company's access to exploration financing when the financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding.

At June 30, 2004, the Company had working capital of approximately $2.8 million, which is sufficient to fund its known commitments. As the Company chooses to proceed on its exploration program at the Xietongmen project, it will need to raise additional funds for such expenditures.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations.

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.7         Capital Resources

The Company had no commitments for capital expenditures as of June 30, 2004.

In February 2004, the Company entered into an interim agreement with ChinaNetTV Holdings Inc., described in "1.2 Overview" of this MD&A, pursuant to which the Company can, at its option, earn up to a 60% interest in the Xietongmen Project by paying and spending a total of US$10 million.

The Company has no lines of credit or other sources of financing which have been arranged but are as yet unused.

1.8         Off-Balance Sheet Arrangements

In October 2001, the Company completed an arrangement agreement with Taseko Mines Limited ("Taseko") and its subsidiary Gibraltar Mines Ltd. ("Gibraltar"), which are British Columbia companies with certain management and directors in common with the Company. Under the terms of the arrangement agreement, among other things, the Company (a) transferred its interest in the Harmony Gold Property to Gibraltar for $2.23 million cash and 12,483,916 series A non-voting redeemable preferred shares in the capital of Gibraltar into common shares of Taseko, and (b) reorganized its share capital so that each common shareholder of the Company received in exchange for each ten common shares, one new common share of the Company plus ten non-voting, redeemable preferred shares of the Company. This is more fully described in note 8 of the accompanying financial statements.

Gibraltar is obligated to redeem the series A preferred shares under certain conditions, notably the sale of all or substantially all (80%) of the Harmony Gold Property (excluding options or joint ventures which do

CONTINENTAL MINERALS CORPORATION SIX MONTHS ENDED JUNE 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

not result in the certain or immediate transfer of 80% of Gibraltar's interest in the Harmony Gold Property), or upon the commencement of commercial production at the Harmony Gold Property (an "HP Realization Event"). Upon the occurrence of an HP Realization event, Gibraltar must redeem Gibraltar preferred shares by distributing that number of Taseko common shares ("Taseko Shares") equal to the paid-up amount (as adjusted) divided by a deemed price per Taseko Share, which will vary dependent on the timing of such HP Realization Event. At June 30, 2004, the conversion rate was $4.14 per Taseko Share. This is more fully described in note 3 of the accompanying financial statements.

1.9         Transactions with Related Parties

Hunter Dickinson Inc. ("HDI") carries out investor relations, geological, corporate development, administrative and other management activities for, and incurs third party costs on behalf of the Company. Continental reimburses HDI on a full cost-recovery basis.

Costs for services rendered by HDI to the Company increased to $118,116 in the first quarter of fiscal 2004, as compared to $120,064 in the previous quarter and $48,236 in the second quarter of 2003.

1.10        Fourth Quarter

Not applicable.

1.11        Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course, before the board of directors for consideration.

1.12        Critical Accounting Estimates

Not applicable. The Company is a venture issuer.

1.13        Changes in Accounting Policies including Initial Adoption

None.

1.14        Financial Instruments and Other Instruments

None.

1.15        Other MD&A Requirements

1.15.1     Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

CONTINENTAL MINERALS CORPORATION SIX MONTHS ENDED JUNE 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.2     Additional Disclosure for Venture Issuers Without Significant Revenue

(a) capitalized or expensed exploration and development costs;

The required disclosure is presented in the Consolidated Schedule of Mineral Property Interests.

(b) expensed research and development costs;

Not applicable.

(c) deferred development costs;

Not applicable.

(d) general and administration expenses; and

The required disclosure is presented in the Consolidated Statements of Operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

None.

1.15.3     Disclosure of Outstanding Share Data

The following details the share capital structure as at August 28, 2004, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

		Exercise
	Expiry date	price	Number	Number
Common shares				37,117,851

Share purchase options	November 29, 2005	$0.50	4,065,001
	November 29, 2005	$0.53	10,000
	November 29, 2006	$1.10	500,000	4,575,001

Warrants	July 12, 2006	$1.10	7,000,000
	December 31, 2005	$0.50	4,726,000	11,726,000

Preferred shares redeemable into Taseko Mines Limited common shares				12,483,916

The Company's auditors have not reviewed this MD&A or the unaudited quarterly financial statements to which this MD&A relates.